ทะเบียนเลขที่ บมจ. 53

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

PTTEP No. 1.810/ L.274/2003

Finance Dept.
Tel.0-2537-4512, 0-2537-4611

October 2, 2003

[redacted]
03032799

SUPPL

03 OCT 21 AM 7:21

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Changes in members of the Board of Directors and the President
Reference: Letter PTTEP No. 1.810/L. 265/2003 dated September 26, 2003
Attachment: Copy of Curriculum Vitae of the President

PTT Exploration and Production Public Company Limited or PTTEP wishes to announce that the Company's Board of Directors, at Meeting No. 10/2546/214 held on October 2, 2003, passed resolutions for changes in members of the Board of Directors and the President as follows:

1. Acknowledge the resignation of Mr. Chitrapongse Kwangsukstith from the Board of Directors and the President of PTTEP.
2. Elect Mr. Maroot Mrigadat as a member of the Board of Directors and the President of PTTEP, in accordance with the proposal from the Nomination Committee.
3. Re-elect Mr. Chitrapongse Kwangsukstith as a member of the Board of Directors, in accordance with the proposal from the Nomination Committee, replacing Mr. Viset Choopiban who resigned on August 9, 2003.

The resolutions will become effective on October 6, 2003.

Yours sincerely,

Chitrapongse Kwangsukstith
President

dlw 10/27

Curriculum Vitae of the President

PTT Exploration and Production Public Company Limited



Name	:	Maroot MRIGADAT
Position	:	President PTT Exploration and Production Public Company Limited
Effective date:		October 6, 2003
Age	:	51 years old
Education	:	B.S. (Petroleum Engineering), The University of Texas at Austin, U.S.A. M.S. (Petroleum Engineering), The University of Texas at Austin, U.S.A. Certificate in Advance Management course from Insead, France

Working Experiences :

1989 - 1994	Vice President, Production
1994 - 1997	Vice President, Operations
1997 - 1998	Secondment to TOTAL subsidiaries as General Manager Designated, Bongkot Project
1998 - 1999	Vice President, Bongkot Project
1999 - 2002	Senior Vice President, Operations Division
2002 - Oct. 5, 2003	Senior Vice President, Business Development Division

Other Positions :

Director of Independent Power (Thailand) Company Limited
Board of Commissioner, Medco Energi Internasional TBK, Indonesia
Director of PTTEP Middle East Company Limited
Director of PTTEP Algeria Company Limited

No. of PTTEP Securities Holding :

Ordinary share	5,500 shares
Warrants	40,500 Units